March 7, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re:	Camp Nine, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 25, 2012 File No. 333-184881

Dear Mrs. Block:

I write on behalf of Camp Nine, Inc. (the “Company”) in response to Staff’s letter of March 1, 2013, by you, as Attorney-Advisor of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed February 26, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

While we believe that our three surfboard models to date perform well, page 7

1.	Please revise to remove the first part of the heading or provide support for your belief. Also, please provide support for your statement that you have not received any negative feedback from your buyers on existing models or revise to remove. Please also indicate in the revised risk factor that you have only manufactured a limited number of surfboards so far to date.

In response to this comment, the Company has revised the first paragraph to remove the first part of the heading, remove the statement that we have not received any negative feedback from our buyers on existing models and to add that statement that we have manufactured a limited amount of surfboards. The revised paragraph is provided below.

There can be no assurance that future surfboards models will perform well and be accepted by consumers.

We are working on a new surfboard model, The Classic. The Classic, and any future surfboard model that we may create, may not be well received by consumers. If consumers do not like the performance of a surfboard model, then such surfboard model may become difficult if not impossible to sell, thus leaving us with unsellable inventory and a resultant loss. Additionally, as detailed in the prior risk factor, we have only manufactured a limited number of surfboards.

Because we are currently considered a shell company, page 12

2.	We note that the revised language of this risk factor as indicated by your letter dated February 26, 2013 does not reconcile with the revised language on page 12. Please reinstate the first two sentences of the risk factor as included in the prior amendment, and as shown in your letter dated February 26, 2013, which attempts to show the risk factor as it should now read after the most recent changes were made to the disclosure.

In response to this comment, the Company has reinstated the first two sentences from the risk factor as included in the second amendment to the remainder of the risk factor as provided in the third amendment. The revised paragraph is provided below.

Because we are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.

We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, all of the presently outstanding shares of our common stock are currently considered restricted securities, as defined under Rule 144 promulgated under the Securities Act. Shares of common stock which are considered “restricted securities” may not be sold except through a qualified registration statement under the Securities Act, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.

The conditions of Rule 144 will not be met until: (1) we file Form 10 information with the SEC when we cease to be a “shell company”; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.

Products and Pricing, page 20

3.	We note your disclosure that you are currently designing another surfboard called the Classic. Please expand to discuss any material steps necessary in order for you to begin offering this surfboard for sale, if applicable. If any additional financing will be need to continue to develop this surfboard for sale, also disclose that, if applicable. If any needed financing for this endeavor is not currently available, please make that clear as well.

The Company must have a prototype that if feels comfortable will perform and sell well prior to ordering additional models of The Classic for manufacture. The Company has detailed the need for a prototype and the risks associated with it on Page 21 and Page 7. The Company has also indicated in its Plan of Operation on Page 25 that it will be introducing The Classic.

The additional language and the section and page number in which such language is included is detailed below.

Products and Pricing Page 21

Mr. Garcia has settled on the design for The Classic, but has not yet had a model manufactured. Prior to ordering a number of The Classic for manufacture and then sale, we will need to have a prototype manufactured that Mr. Garcia feels will perform and sell well.

It is possible that Mr. Garcia may not like the initial prototype for The Classic. If Mr. Garcia decides that the initial prototype is not suitable for sale, then this surfboard may not be able to be sold, and we may suffer a resultant loss on that particular surfboard. We do not anticipate that the cost of manufacturing The Classic will be any different than the cost of manufacturing our other models of surfboards, the Ace 1, Hot Pocket and Bandito.

Risks related to our financial condition and business model, Page 7

2

Initial prototypes of new surfboard models may not be a model which is saleable, thus resulting in a loss.

If the initial prototype of a surfboard model is inconsistent with the desired result, then it is possible that we will decide not to sell that particular surfboard as we feel it may harm us to introduce into the market a product we consider an inferior product. If this occurs then such prototype may be unsellable, and there will be a loss associated with that particular surfboard.

Plan of Operation Page 25

Over the next three to six months, we plan to manufacture additional surfboards and to increase our saleable inventory to approximately twenty nine to thirty two surfboards.  We will continue to feature the three models, the Ace 1, Hot Pocket and Bandito, but will likely incorporate different graphic designs. During the coming months, our surfboards will continue to be designed by our sole officer and director, Michael Garcia. In addition to the foregoing models we plan on introducing a new model surfboard, The Classic, in May 2013. Additional information and disclosure regarding The Classic can be found on Page 21.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut

Puoy Premsrirut, Esq.

3